ATMOSPHERIC WATER SOLUTIONS, LLC

FINANCIAL STATEMENTS

(Reviewed)

(Unaudited)

December 31, 2018

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Atmospheric Water Solutions, LLC
Cooper City, FL

We have reviewed the accompanying financial statements of Atmospheric Water Solutions, LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of income and members' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BGM Certified Public Accounts

BGM Certified Public Accountants

Fort Lauderdale, Florida

September 1, 2020

1

ATMOSPHERIC WATER SOLUTIONS, LLC
BALANCE SHEET
For the year ended December 31, 2018

(Unaudited)

ASSETS

		2018
CURRENT ASSETS:		
Cash	$	9,657
Accounts receivable		58,312
Inventory		121,972
Prepaid inventory		108,794
Loan receivable, and other receivables		626
Other current assets		683
Total current assets		300,044
PROPERTY AND EQUIPMENT:		
Vehicle		11,450
Furniture and equipment		55,474
Less: accumulated depreciation		(65,687)
Net property and equipment		1,237
OTHER ASSETS:		
Intangible Assets		206,594
Less: accumulated amortization		(30,691)
Net intangible assets		175,903
Other Assets		6,069
Total other assets		181,972
Total assets	$	483,252

LIABILITES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	49,447
Accrued expenses		499,829
Other current liabilities		2,435
Total current liabilities		551,711
OTHER LIABILITIES:		
Loans payable		3,127,696
Total other liabilities		3,127,696
Total liabilities		3,679,407
MEMBERS' EQUITY		
Members' Capital		(3,196,154)
Total Members' equity		(3,196,154)
Total liabilities and members' equity	$	483,252

See accompanying notes to financial statements and independent accountants' review report.

ATMOSPHERIC WATER SOLUTIONS, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
For the year ended December 31, 2018
(Unaudited)

		2018
NET SALES	$	284,514
COST OF GOODS SOLD		268,077
Gross profit		16,437
OPERATING EXPENSES:		
Accounting Expense		4,675
Amortization Expense		10,579
Automobile Expense		3,481
Bad Debt Expense		1,338
Bank Service Charges		6,392
Commissions		37,202
Computer and Internet Expenses		7,490
Consulting		478
Depreciation Expense		4,168
Equipment Lease		4,868
Insurance Expense		22,018
Legal Fees		52,538
License and Permits		600
Marketing		2,605
Meals and Entertainment		587
Office Expenses		1,246
Office Supplies		1,541
Patent & Trademark Expense		908
Payroll Expenses		726,863
Postage and Delivery		674
Printing and Reproduction		1,751
Professional Fees		4,200
Rent Expense		71,728
Repairs and Maintenance		977
Research & Development		2,271
Taxes		967
Telephone Expense		14,050
Travel		2,825
Utilities		10,350
Warranty		20,604
Total operating expenses		1,019,973
Income (loss) from operations		(1,003,536)

See accompanying notes to financial statements and independent accountants' review report.

ATMOSPHERIC WATER SOLUTIONS, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
For the year ended December 31, 2018

OTHER INCOME	
Interest Income	137,203
Other Income	19
Total other income	137,222
OTHER EXPENSE	
Interest Expense	516,649
Other Expense	4,064
Total other expenses	520,713
Net income (loss)	(1,387,027)
MEMBERS' EQUITY, beginning of year	(1,809,127)
Members' Distributions	--
MEMBERS' EQUITY, end of year	$ (3,196,154)

ATMOSPHERIC WATER SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018
(Unaudited)

		2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(1,387,027)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation		4,168
Amortization		10,579
Changes in:		
Accounts receivable		(33,072)
Advance payments		(8,110)
Inventory		224,859
Other current assets		4,610
Accrued expenses and other		214,141
Accounts payable		(20,164)
Other current liabilities		2,228
Net cash provided by (used in) operating activities		(987,786)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets		(52,259)
Other Assets		(1,869)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from borrowings		1,046,855
NET INCREASE (DECREASE) IN CASH		4,942
CASH, beginning of year		4,715
CASH, end of year	$	9,657
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	391

See accompanying notes to financial statements and independent accountants' review report.

5

Note 1 – Summary of Significant Accounting Policies

The financial statements of Atmospheric Water Solutions, LLC (the Company) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

a. Nature of Operations

The Company is a supplier of atmospheric water generators, contracting factories for the manufacturing of products. The Company was founded in 2011.

b. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. Inventories

Inventories are stated at cost. The Company performs a physical count of inventory at least once a year near the fiscal year-end.

d. Accounts Receivable

The Company provides credit in the normal course of business to its customers. It writes off bad debts as they occur and currently considers all amounts included in accounts receivable to be collectible. Therefore, no allowance for doubtful accounts is included in the accompanying balance sheets. Accounts Receivable balance was $58,312 and $25,241 for the year ended December 31, 2018 and 2017, respectively.

e. Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided using accelerated methods over the estimated useful lives of the assets between 3, 5 and 7 years. Depreciation expense was $4,168 and $7,279 for the year ended December 31, 2018 and 2017, respectively. Amortization of intangible assets is provided using straight-line methods over the estimated useful lives of the assets of 15 years. Amortization expense was $10,579 and $6,539 for the year ended December 31, 2018 and 2017, respectively.

f. Notes Payable, Long-Term Debt and Other Obligations

The Company has a note payable to Mona Holtz with a balance of $134,087 and $126,087 as of December 31, 2018 and 2017, respectively. The note payable bears interest at an annual rate of 8%.

g. Income Taxes

The Company, with the consent of its members, has elected to be taxed as a "partnership". In lieu of corporation income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal and State income taxes has been included in these financial statements.

h. Members' Equity

The Company is manager-managed and consists of 8 total members. AWS Holdings LLC is a major partner with ownership interest of 98.861815% as of December 31, 2018 and 2017. Doug Marcille, CEO of the Company, is the sole owner of The Atlantic Consulting Group, which is a major partner of AWS Holdings, LLC with ownership interest of 68.259931% and 70.969115% as of December 31, 2018 and 2017, respectively. Albert Johnston, CFO of the Company, is a major partner of AWS Holdings, LLC with ownership interest of 5.917644% and 6.152510% as of December 31, 2018 and 2017, respectively.

i. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Commitments and Contingencies

a. Lease Commitments

The Company leases its offices under a lease expiring March 31, 2020. The Company has the option to lease its offices for an additional 3 years subject to various terms and conditions. On January 24, 2020, the Company renewed its lease.

Rent expense was $71,728 and $68,010 for the year ending December 31, 2018 and 2017, respectively.

a. Guarantees and Warranties

The Company provides a 2-year warranty on machinery sold. Warranty expense was $20,604 and $31,255 for the year ending December 31, 2018 and 2017, respectively.

Note 3 – Related Party Transactions

The Company has a loan payable to its member, AWS Holdings, LLC, with a balance of $2,993,609 and $2,799,113 as of December 31, 2018 and 2017, respectively. The loan bears interest at an annual rate of 15%.

Note 4 – Subsequent Events and Management Review

Management has reviewed and evaluated subsequent events through December 31, 2018, the date the financial statements were available to be issued. No event had taken place that would require disclosure in the financial statements or adjustments to the reported amounts.

ATMOSPHERIC WATER SOLUTIONS, LLC

FINANCIAL STATEMENTS

(Reviewed)

(Unaudited)

December 31, 2019

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Atmospheric Water Solutions, LLC
Cooper City, Florida

We have reviewed the accompanying financial statements of Atmospheric Water Solutions, LLC, which comprise the balance sheet as of December 31, 2019, and the related statements of income and members' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BGM Certified Public Accounts

BGM Certified Public Accountants

Fort Lauderdale, Florida

September 1, 2020


ATMOSPHERIC WATER SOLUTIONS, LLC
BALANCE SHEET
For the year ended December 31, 2019
(Unaudited)

ASSETS


		2019
CURRENT ASSETS:		
Cash	$	49,220
Accounts receivable		24,568
Prepaid expenses		14,918
Inventory		51,665
Loan receivable, and other receivables		1,405
Other current assets		683
Total current assets		142,459
PROPERTY AND EQUIPMENT:		
Furniture and equipment		55,474
Less: accumulated depreciation		(55,094)
Net property and equipment		381
OTHER ASSETS:		
Intangible Assets		231,343
Less: accumulated amortization		(44,601)
Net intangible assets		186,741
Other Assets		6,296
Total other assets		193,037
Total assets	$	335,877


LIABILTIES AND MEMBERS' EQUITY


CURRENT LIABILITIES:		
Accounts payable	$	167,567
Accrued expenses		356,562
Other current liabilities		15
Total current liabilities		524,144
OTHER LIABILITIES:		
Loans payable		4,241,191
Total other liabilities		4,241,191
Total liabilities		4,765,334
MEMBERS' EQUITY		
Members' Capital		(4,429,457)
Total Members' equity		(4,429,457)
Total liabilities and members' equity	$	335,877


See accompanying notes to financial statements and independent accountants' review report.

2


ATMOSPHERIC WATER SOLUTIONS, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
For the year ended December 31, 2019
(Unaudited)

		2019
NET SALES	$	223,134
COST OF GOODS SOLD		161,619
Gross profit		61,515
OPERATING EXPENSES:		
Accounting Expense		3,850
Amortization Expense		13,910
Automobile Expense		2,066
Bad Debt Expense		3,215
Bank Service Charges		10,225
Charitable Contributions		2,820
Commissions		42,345
Computer and Internet Expenses		26,595
Contract Labor		12,850
Depreciation Expense		856
Dues and Subscriptions		8,758
Equipment Lease		4,914
Insurance Expense		46,478
Legal Fees		69,395
License and Permits		708
Marketing		2,780
Meals and Entertainment		9,603
Office Expenses		5,801
Office Supplies		6,104
Patent & Trademark Expense		1,148
Payroll Expenses		168,186
Postage and Delivery		1,355
Printing and Reproduction		2,007
Professional Fees		6,069
Rent Expense		99,688
Repairs and Maintenance		3,089
Research & Development		2,709
Samples		1,844
Security		643
Taxes		509
Telephone Expense		19,174
Trade Shows		4,154
Travel		12,068
Utilities		12,455
Warranty		25,504
Total operating expenses		633,875
Income (loss) from operations		(572,360)

See accompanying notes to financial statements and independent accountants' review report.

3

ATMOSPHERIC WATER SOLUTIONS, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
For the year ended December 31, 2019

OTHER INCOME

Interest Income		90
Other Income		971
Total other income		1,061

OTHER EXPENSE

Interest Expense		558,589
Loss on Inventory Write-Down		103,415
Total other expenses		662,004
Net income (loss)		(1,233,303)
MEMBERS' EQUITY, beginning of year		(3,196,154)
Members' Distributions		-
MEMBERS' EQUITY, end of year	$	(4,429,457)

See accompanying notes to financial statements and independent accountants' review report.

4

ATMOSPHERIC WATER SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2019
(Unaudited)

		2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(1,233,303)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation		856
Amortization		13,910
Changes in:		
Accounts receivable		33,744
Advance payments		93,876
Inventory		70,307
Other current assets		(779)
Accrued expenses and other		(143,267)
Accounts payable		118,120
Other current liabilities		(2,420)
Net cash provided by (used in) operating activities		(1,048,956)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets		(24,749)
Other assets		(227)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from borrowings		1,113,495
NET INCREASE (DECREASE) IN CASH		39,563
CASH, beginning of year		9,657
CASH, end of year	$	49,220
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	14,395

See accompanying notes to financial statements and independent accountants' review report.

5

Note 1 – Summary of Significant Accounting Policies

The financial statements of Atmospheric Water Solutions, LLC (the Company) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

a. Nature of Operations

   The Company is a supplier of atmospheric water generators, contracting factories for the manufacturing of products. The Company was founded in 2011.

b. Cash and Cash Equivalents

   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. Inventories

   Inventories are stated at cost. The Company performs a physical count of inventory at least once a year near the fiscal year-end.

   The Company had an unusual and infrequent loss on inventory due to inventory scrapped during production resulting in a loss of $103,415 for the year ended December 31, 2019. Refer to 'Note 2 – Unusual and/or Infrequent Items' for details.

d. Accounts Receivable

   The Company provides credit in the normal course of business to its customers. It writes off bad debts as they occur and currently considers all amounts included in accounts receivable to be collectible. Therefore, no allowance for doubtful accounts is included in the accompanying balance sheets. Accounts Receivable balance was $24,568 and $58,312 for the years ended December 31, 2019 and 2018, respectively.

e. Property and Equipment

   Property and equipment are stated at cost. Depreciation of property and equipment is provided using accelerated methods over the estimated useful lives of the assets between 3, 5 and 7 years. Depreciation expense was $856 and $4,168 for the years ended December 31, 2019 and 2018, respectively . Amortization of intangible assets is provided using straight-line methods over the estimated useful lives of the assets of 15 years. Amortization expense was $13,910 and $10,579 for the years ended December 31, 2019 and 2018, respectively.

f. Notes Payable, Long-Term Debt and Other Obligations

   The Company has a note payable to Mona Holtz with a balance of $142,087 and $134,087 as of the years ended December 31, 2019 and 2018, respectively. The note payable bears interest at an annual rate of 8%.

   The Company has a loan payable to PayPal with a balance of $61,770 as of the year ended December 31, 2019. The loan payable bears interest at an annual rate of 24.632% with weekly payment installments of $1,361, principal including interest, commencing December 26, 2019.

g. Income Taxes

The Company, with the consent of its members, has elected to be taxed as a "partnership". In lieu of corporation income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal and State income taxes has been included in these financial statements.

h. Members' Equity

The Company is manager-managed and consists of 8 total members. AWS Holdings LLC is a major partner with ownership interest of 98.861815% as of the years ended December 31, 2019 and 2018. Doug Marcille, CEO of the Company, is a major partner of AWS Holdings, LLC with ownership interest of 63.678124% as of the year ended December 31, 2019. Doug Marcille is also the sole owner of The Atlantic Consulting Group Inc., a former major partner of AWS Holdings LLC, with ownership interest of 68.259931% as of the year ended December 31, 2018. Albert Johnston, CFO of the Company, is a major partner of AWS Holdings, LLC with ownership interest of 5.520434% and 5.917644% as of the years ended December 31, 2019 and 2018, respectively.

i. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Unusual and/or Infrequent Items

a. Loss on Inventory Write-Down

The Company contracts Best Way Technology to manufacture atmospheric water generators. In November 2016, the Company prepaid Best Way Technology for the manufacturing of inventory. However, upon completion in 2017, the Company did not have the resources available to receive the product shipment. In 2019, the Company was informed that the prepaid inventory was scrapped and no longer available for shipment. The unusual and infrequent loss on inventory write-down is stated at cost, $103,415 as of the year ended December 31, 2019.

Note 3 – Commitments and Contingencies

a. Lease Commitments

The Company leases its offices under a lease expiring March 31, 2020. The Company has the option to lease its offices for an additional 3 years subject to various terms and conditions. On January 24,2020, the Company renewed its lease.

Rent expense was $99,688 and $71,728 for the years ended December 31, 2019 and 2018, respectively .

a. Guarantees and Warranties

The Company provides a 2-year warranty on machinery sold. Warranty expense was $25,504 and $20,604 for the years ended December 31, 2019 and 2018, respectively.

Note 4 – Related Party Transactions

The Company has a loan payable to its member, AWS Holdings, LLC, with a balance of $4,037,333 and $2,993,609 as of the years ended December 31, 2019 and 2018, respectively. The loan bears interest at an annual rate of 15%.

Note 5 – Subsequent Events and Management Review

Management has reviewed and evaluated subsequent events through December 31, 2019, the date the financial statements were available to be issued. No event had taken place that would require disclosure in the financial statements or adjustments to the reported amounts.